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November 7, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the two (2) press releases issued by the Company on November 7, 2007.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson

Wolters Kluwer

PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Announces the Start of €175 Million Share Buy-back Program

Amsterdam (November 7, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced the start of a share buy-back program. Wolters Kluwer intends to return approximately €175 million to shareholders. This share buy-back program is above and beyond the current progressing €475 million share buy-back program as announced on March 26, 2007.

On April 20, 2007, Wolters Kluwer's Annual General Meeting of Shareholders mandated the Executive Board of Wolters Kluwer to repurchase ordinary shares for a period of eighteen months. Given the share buy-back value of €175 million, the approximate number of ordinary shares to be repurchased under this share buy-back program is approximately 8 million shares, calculated on the basis of the closing share price of November 6, 2007. The share buy-back commences after the completion of the existing €475 million program and will end on April 21, 2008, unless prior to such date the aggregate value of shares acquired would exceed the €175 million; or ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or in the event of a corporate transaction regarding Wolters Kluwer.

The maximum consideration to be paid per ordinary share under the share buy-back program is the higher of the price of the last independent trade in Wolters Kluwer's shares and the highest current independent bid price on the trading venues where the purchase is carried out. Furthermore, this price will not exceed 110 percent of the closing price of the ordinary shares on the stock exchange of Euronext Amsterdam on the day preceding the day of purchase as shown in the Official Price List of Euronext Amsterdam. The repurchase price will be based on the daily VWAP (Volume Weighted Average Price) and the program will be in full compliance with the safe harbor trading and volume restrictions of the Market Abuse Directive. Wolters Kluwer will provide a weekly update on the progress of the share buy-back program to the market.

The announced share buy-back program will be executed by ING Wholesale Banking who shall make the trading decisions in relation to Wolters Kluwer's share buy-back program of ordinary shares independently of, and without influence by, Wolters Kluwer with regard to the timing of the purchases. It is Wolters Kluwer's intention to cancel the greater part of the shares acquired through the share buy-back program, and to potentially use a smaller part of the shares acquired through the share buy-back program to cover its obligations to grant performance shares under the company's long term incentive plan.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Wolters Kluwer

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

File No. 82-2683

Wolters Kluwer

PRESS RELEASE

Wolters Kluwer Third-Quarter 2007 Results
Revenue Growth Accelerates
Organic Revenue Growth of 4%, Ordinary EBITA Up 18%, Ordinary Earnings Per Share Increased 32%
Full-Year Outlook Reiterated

Amsterdam (November 7, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced third-quarter 2007 results delivering organic revenue growth of 4% and an increase in ordinary diluted earnings per share of 32% (40% in constant currencies). Accelerating organic growth performance was achieved by Legal, Tax & Regulatory Europe, Health, and Tax, Accounting & Legal. All divisions contributed to double-digit ordinary EBITA growth. The company reiterates its full-year 2007 guidance for its key performance indicators.

Wolters Kluwer will execute a further share buy-back program to return approximately €175 million to shareholders. This share buy-back program is in addition to the current program (announced March 26, 2007) to purchase €475 million of Wolters Kluwer shares and reinforces management's commitment to return further value to shareholders.

Highlights include[1]:

Third-quarter 2007:

- Organic revenue growth of 4% (2006: 4%)
- Ordinary EBITA of €153 million, grew 18% and 24% in constant currencies (2006: €130 million)
- Ordinary EBITA margin improved to 19% (2006: 16%)
- Revenues of €799 million, grew 2% and 6% in constant currencies (2006: €786 million)
- Structural cost savings increased to €41 million (2006: €33 million)

Nine months ending September 30, 2007:

- Organic revenue growth of 3%, on track to meet the full-year guidance (2006: 2%)
- Ordinary EBITA of €457 million, grew 20% and 26% in constant currencies (2006: €381 million)
- Ordinary EBITA margin improved to 18% (2006: 16%)
- Revenues of €2,476 million, grew 2% and 6% in constant currencies (2006: €2,431 million)
- Structural cost savings increased to €117 million (2006: €91 million)
- Free cash flow of €194 million (2006: €232 million including €53 million one-time tax refund)
- Divestment of Education generated a sales price of €774 million, a book profit of €595 million and net proceeds of €665 million

Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's third-quarter performance:

"Wolters Kluwer continued to successfully execute our strategy of accelerating profitable growth during the third quarter of 2007. Our good organic growth was fueled by new products and strong growth in online and software solutions. Importantly, all divisions contributed to the significant increase in operating margins realized through revenue growth, operational improvements, and prior restructuring programs. We have a strong, balanced portfolio which enables us to continue our clear growth momentum. Our performance over the first nine months of 2007 has put us well on track to meet our full-year guidance."

[1] Year-to-date and third-quarter 2007 results reflect the Education division as discontinued operations following the March 26, 2007, announcement of its sale. 2006 results have been restated accordingly.

Key highlights by division:

Health: Good organic growth of 4% for the quarter met expectations of accelerated performance from flat growth at the half year. Results were primarily driven by double-digit organic sales growth in Professional & Education books and Clinical Solutions.

Corporate & Financial Services: Organic revenue growth of 4% was largely driven by Corporate Legal Services which demonstrated solid performance in its Compliance & Governance product line and strong growth at UCC Direct, CT Corsearch, CT TyMetrix, and CT Summation businesses. Financial Services delivered positive growth driven by its banking content businesses partially offset by softness in its mortgage product line.

Tax, Accounting & Legal: Solid organic revenue growth of 4% was delivered, with good growth from Tax and Accounting, in particular the core U.S. software and CCH Canadian businesses. Law & Business U.S. delivered good growth through improved retention rates and new sales in the U.S. market. Operating margins continued to improve across all units.

Legal, Tax & Regulatory Europe: Good organic revenue growth of 6% was achieved with continued double-digit growth of electronic solutions, software, and services. Strong improvements in growth and operating margins were delivered across Europe, led by Italy, Spain, and the Netherlands.

Outlook for 2007 (continuing operations and in constant currencies[2]):

Key Performance Indicators	2007
Organic revenue growth	4%
Ordinary EBITA margin	19-20%
Cash conversion ratio (CAR)	95-105%
Free cash flow	±€425 million
Return on invested capital[3]	≥ WACC [4]
Ordinary diluted EPS	€1.45-€1.50

Updated guidance per division	2007 organic revenue growth
Health	1-2%
Corporate & Financial Services	5-7%
Tax, Accounting & Legal	4-6%
Legal, Tax & Regulatory Europe	4-5%

2007 guidance

Cost savings: It is expected that cost savings will achieve a run-rate of €160 million in the fiscal year.

Phasing: As was the case in 2006 and prior years, organic revenue growth is expected to continue to accelerate into the fourth quarter of 2007.

[2] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.

[3] After tax

[4] WACC (weighted average cost of capital) is currently 8% after tax

Wolters Kluwer

Outlook beyond 2007[5]

Key Performance Indicators	Beyond 2007
Organic revenue growth	4-5%
Operating margins (ordinary EBITA margin)	Continuous improvement
Ordinary diluted EPS	Double-digit growth
Return on invested capital[6]	> WACC [7]
Dividend policy	Progressive
Target net-debt-to-EBITDA ratio	Approximately 2.5x

Income statement figures
(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
799	786	2	6	Revenues	2,476	2,431	2	6
123	100	24		Operating profit	365	296	24	
15	13			Operating profit margin (%)	15	12		
82	61	36		Profit for the period from continuing operations	236	184	29	
82	98			Total profit for the period	824	229		
0.27	0.20	39		Basic EPS from continuing operations (€)	0.77	0.60	30	
0.27	0.20	38		Diluted EPS from continuing operations (€)	0.76	0.60	29	
0.27	0.32			Basic EPS (€)	2.70	0.75		
0.27	0.31			Diluted EPS (€)	2.66	0.73		

[5] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.
[6] After tax
[7] WACC (weighted average cost of capital) is currently 8% after tax

Other benchmark figures (from continuing operations) [8]
(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
153	130	18	24	Ordinary EBITA	457	381	20	26
19	16			Ordinary EBITA margin (%)	18	16		
153	130	18	24	EBITA	457	381	20	26
19	16			EBITA margin (%)	18	16		
100	79	28	36	Ordinary net income	281	232	22	31
0.33	0.25	32		Ordinary diluted EPS (€)	0.91	0.74	23	
0.36	0.25	40		Ordinary diluted EPS in constant currencies (€)	0.96	0.72	32	

Non income statement benchmark figures (continuing operations)
(All amounts are in millions of euros unless otherwise indicated)

Third quarter				Nine months ended September 30		
2007	2006	Change %		2007	2006	Change %
0.71	0.88		Cash conversion ratio (CAR)	0.77	0.85	
76	78	(3)	Free cash flow	194	232	(16)
0.25	0.24	4	Diluted free cash flow per share (in euros)	0.63	0.74	(15)
			Net debt[9]	1,667	2,115	(21)
			Ultimo FTEs	17,738	16,752	6

Financial Performance

Revenues

Third-quarter 2007 revenues were €799 million, 2% (6% in constant currencies) higher than the same period of 2006 (€786 million), reflecting organic revenue growth of 4%, the contribution of acquisitions 2%, partially offset by a lower U.S. dollar (-4%, 2007: EUR/USD = 1.37; 2006: EUR/USD = 1.27). Organic revenue growth of 4%, in constant currencies and excluding the impact of acquisitions and divestments, was achieved in all divisions.

[8] Wherever used in this press release, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items consist of restructuring expenses relating to initiatives that followed the three-year plan of 2003-06. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of the base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

[9] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents, and value of related derivative financial instruments.

In the first nine months of 2007, revenues of €2,476 million grew 2% (6% in constant currencies) compared to the same period of 2006 (€2,431 million), as a result of 3% organic growth and the contribution of acquisitions, partially offset by a weaker U.S. dollar.

Operating profit, profit for the period, EPS
Third-quarter operating profit of €123 million grew 24% compared to the same period of 2006 (€100 million). The operating profit margin improved to 15%, compared to 13% in the third quarter of 2006, reflecting increased revenue growth, the contribution of acquisitions, increased cost savings, and the benefit of the change of the post-retirement medical plan in the United States (€10 million).

In the first nine months of 2007 operating profit of €365 million grew 24% compared to the same period in 2006 (€296 million). The operating profit margin improved to 15%, compared to 12% in the first nine months of 2006.

In the first nine months of 2007, net financing costs increased slightly to €77 million (same period of 2006: €75 million), reflecting the impact of higher interest rates and the redemption of the low-cost convertible bond in the fourth quarter of 2006.

The result on disposals mainly consists of the profit realized on the disposal of the 25.9% participation in Sdu Uitgevers bv in the first quarter of 2007, and the disposal of Uitgeverij Nassau bv in the second quarter of 2007.

In the third quarter, a €5 million profit (included in share of profits from associates) was realized as a result of the recapitalization of the Boekhandelsgroep Nederland bv, in which Wolters Kluwer has a 32.6% interest.

The effective tax rate was 22% in the first nine months of 2007, slightly higher than in the same period of 2006 (21%).

Profit from continuing operations for the first nine months of €236 million grew 29% compared to the same period of 2006 (€184 million).

Diluted EPS from continuing operations grew by 29% to €0.76 for the first nine months of 2007.

Income from discontinued operations (Education division) of €588 million consists of the book profit of €595 million related to the divestment on June 15, 2007, and the loss of the operations of €7 million for the period January 1, 2007, to June 15, 2007.

Ordinary EBITA, ordinary net income, ordinary EPS
Third-quarter 2007 ordinary EBITA of €153 million (ordinary EBITA margin 19%) grew 18%, compared to €130 million (ordinary EBITA margin 16%) in the same period of 2006, resulting from revenue growth, the contribution of acquisitions, increased cost savings, and the benefit of the change of the post-retirement medical plan in the United States, as noted above.

In the first nine months of 2007, ordinary EBITA of €457 million (ordinary EBITA margin 18%) grew 20%, compared to €381 million (ordinary EBITA margin 16%) in the same period of 2006.

The tax rate on ordinary income before tax was 26.5%, up from 25.4% in the first nine months of 2006.

Ordinary diluted EPS grew 32% in the quarter (40% in constant currencies) to €0.33. For the year-to-date, ordinary diluted EPS grew 23% (32% in constant currencies) to €0.91, reflecting the strong underlying performance of the business, partially offset by the weaker U.S. dollar.

Balance sheet, cash flow
In the first nine months of 2007 free cash flow was €194 million, compared to €232 million in the same period of 2006. Higher operating profit was offset by higher financing costs paid and corporate income tax

paid, due to one-off refunds of corporate income tax in 2006, particularly during the second quarter, which included a one-time tax refund of €53 million.

In the third quarter, Wolters Kluwer received a cash dividend of €10.5 million as a result of the recapitalization of the Boekhandelsgroep Nederland bv.

On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division for a total consideration of €774 million. A gain of €595 million was recorded on the sale. Net proceeds amounted to €665 million.

Net debt decreased from €2,050 million at December 31, 2006, to €1,667 million at September 30, 2007 (September 30, 2006: €2,115 million), mainly due to proceeds from the Education divestment, the sale of the shares of Sdu Uitgevers bv, and the free cash flow, partly offset by the previously announced share buy-back program.

Through September 30, 2007, the company repurchased 17.8 million ordinary shares under this program, for a total consideration of €388 million. Cash payments for this program amounted to €382 million through September 30, 2007.

Division overview (continuing operations)[10]

(All amounts are in millions of euros unless otherwise indicated)

Third quarter			Nine months ended September 30	
2007	2006		2007	2006
		Revenues		
201	207	▪ Health	555	591
128	130	▪ Corporate & Financial Services (CFS)	396	397
202	193	▪ Tax, Accounting & Legal (TAL)	653	608
268	256	▪ Legal, Tax & Regulatory Europe (LTRE)	872	835
799	786	Total revenues	2,476	2,431
		Operating profit		
32	28	▪ Health	44	52
35	29	▪ Corporate & Financial Services (CFS)	102	79
31	24	▪ Tax, Accounting & Legal (TAL)	120	92
34	27	▪ Legal, Tax & Regulatory Europe (LTRE)	126	98
(9)	(8)	▪ Corporate	(27)	(25)
123	100	Total operating profit	365	296
		Ordinary EBITA		
40	38	▪ Health	69	79
38	32	▪ Corporate & Financial Services (CFS)	110	86
43	34	▪ Tax, Accounting & Legal (TAL)	156	119
40	34	▪ Legal, Tax & Regulatory Europe (LTRE)	148	121
(8)	(8)	▪ Corporate	(26)	(24)
153	130	Total ordinary EBITA	457	381

[10] Third-quarter 2006 figures for the TAL and LTRE divisions have been restated to reflect the transfer of the operations in the United Kingdom from LTRE to TAL. 2006 results of the Education division have been reclassified to discontinued operations.

Health
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2007	Third quarter 2006	Change %	Change constant currency %		Nine months 2007	Nine months 2006	Change %	Change constant currency %
201	207	(3)	4	Revenues	555	591	(6)	1
32	28	16		Operating profit	44	52	(16)	
40	38	6	15	Ordinary EBITA	69	79	(13)	(5)
20	18			Ordinary EBITA margin (%)	12	13		
5	6			Capital expenditure on fixed assets (CAPEX)	17	16		
				Ultimo FTEs	2,638	2,669	(1)	

Division focus. Wolters Kluwer Health plays a leading role in driving medical excellence. Its products and services are used by professionals and organizations in almost every aspect of healthcare and across the world to advance knowledge and its application to improve patient care.

Health's third-quarter revenues of €201 million grew 4% in constant currencies compared to the same period of 2006. Organic growth accelerated as expected, reaching 4% for the quarter from flat growth in the first half of the year, driven primarily by double-digit growth in Professional & Education books and Clinical Solutions. Third-quarter ordinary EBITA of €40 million grew 15% in constant currencies. Ordinary EBITA margin increased to 20% from 18% in the same period of the prior year.

Pharma Solutions continued to strengthen its core business with growth in custom medical communications, Adis journals, and business intelligence products. While the unit experienced strong growth in the quarter, the broad industry trends show an increased softness in marketing spending which is expected to impact journal advertising and promotional programs over the balance of the fiscal year. Within Healthcare Analytics, the unit experienced strong double-digit growth in its managed care and brand analytic product lines offset by previously announced price compression in the traditional targeting and compensation business. The business continued to add new data assets to ensure its leadership in longitudinal data products and its future growth.

Medical Research continued to deliver good growth in the quarter driven by increased online revenues from Ovid. Subscription renewals and increased demand for non-subscription products continued to drive growth, including the introduction of new archives in key therapeutic areas. The unit also launched its next-generation search platform, OvidSP, in October.

Professional & Education books delivered double-digit growth in the quarter driven by increased adoptions and a strong front list for the fall selling season. Lippincott Williams & Wilkins entered a publishing partnership with the National Strength and Conditioning Association and also won the contract to publish the *Journal of Investigative Medicine*, a leading publication in the field of clinical and scientific research and the official journal of the American Federation for Medical Research.

Clinical Solutions delivered double-digit organic growth in the third quarter, primarily driven by the strong performance of the Medi-Span product line. McKesson Pharmacy Systems named Medi-Span's drug and clinical information databases the preferred data source for EnterpriseRx™, its newest pharmacy management system.

Year-to-date revenues of €555 million grew 1% in constant currencies compared to the same period of 2006. Organic growth was also 1% for the period. Year-to-date growth was driven by good third-quarter results, the strong growth of the Medical Research business, and double-digit growth in Clinical Solutions. Year-to-date ordinary EBITA of €69 million declined 5% in constant currencies reflecting increased investments in sales and marketing and new data sets for Healthcare Analytics to drive future growth. The ordinary EBITA margin declined slightly to 12% from 13% in the same period of the prior year. Full-year EBITA margin guidance is reiterated at 15%.

The full-year 2007 outlook for organic revenue growth for the division is 1-2%.

Corporate & Financial Services (CFS)
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2007	2006	Change %	Change constant currency %		Nine months ended September 30 2007	2006	Change %	Change constant currency %
128	130	(2)	6	Revenues	396	397	0	7
35	29	21		Operating profit	102	79	29	
38	32	20	29	Ordinary EBITA	110	86	28	37
30	24			Ordinary EBITA margin (%)	28	22		
7	4			Capital expenditure on fixed assets (CAPEX)	18	15		
				Ultimo FTEs	3,327	3,141	6	

Division focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.

Corporate & Financial Services' third-quarter 2007 revenues of €128 million grew 6% in constant currencies compared to the same period of 2006. Organic growth was 4% for the quarter driven primarily by good growth at Corporate Legal Services despite challenging comparables from the prior year. Third-quarter ordinary EBITA of €38 million grew 29% in constant currencies. The ordinary EBITA margin increased to 30% from 24% in the same period of the prior year due to good revenue growth in the core business, on-going improvements in the cost structure, particularly at Financial Services, and the benefits of lower restructuring costs.

Corporate Legal Services delivered 5% organic growth in the third quarter as a result of the strength of its balanced portfolio of products and services. The solid performance of the Compliance & Governance and the strong growth rate delivered by UCC Direct, CT Corsearch, CT TyMetrix, and CT Summation businesses were key drivers of the revenue increase. CT Summation acquired Discovery Cracker, a leading electronic discovery processing software, in the quarter.

Wolters Kluwer Financial Services delivered positive organic growth in the third quarter despite challenges in the wholesale mortgage markets. Financial Services' non-mortgage banking product sales continued to perform well on the strength of the new automated lending and deposit compliance platform, ComplianceOne, and the continued success of its print compliance products, particularly in the indirect lending market. Financial Services also expanded its reach in the lending market during the quarter with the acquisition of AppOne, an automotive lending and risk management portal for independent automobile dealers and lenders.

Year-to-date revenues of €396 million grew 7% in constant currencies compared to the same period of 2006. Organic growth was 6%, primarily driven by the strength of the registered agent services, On-Demand services, UCC, litigation support and the insurance and banking content business. Year-to-date ordinary EBITA of €110 million grew 37% in constant currencies. The ordinary EBITA margin improved to 28% from 22%

in the same period of the prior year. Margin improvement was achieved largely through revenue growth and operational improvement initiatives.

Tax, Accounting & Legal (TAL)[11]
(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
202	193	5	10	Revenues	653	608	8	14
31	24	28		Operating profit	120	92	30	
43	34	29	36	Ordinary EBITA	156	119	31	41
21	18			Ordinary EBITA margin (%)	24	20		
8	3			Capital expenditure on fixed assets (CAPEX)	18	7		
				Ultimo FTEs	5,311	4,553	17	

Division focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in specialized key practice areas in the legal and business compliance markets.

Tax, Accounting & Legal's third-quarter 2007 revenues of €202 million grew 10% in constant currencies compared to the same period of 2006, driven mainly by the Tax and Accounting Small Firm Services group consisting of ATX and TaxWise. Organic growth was 4% with good growth delivered in U.S. Tax, Canada, and Law & Business. Third-quarter ordinary EBITA of €43 million grew 36% in constant currencies. The ordinary EBITA margin increased to 21% from 18% in the same period of the prior year, reflecting the contributions from good revenue performance and Small Firm Services, as well as operating cost improvements.

Tax and Accounting delivered good organic growth in the quarter with contributions, in particular, from the core U.S. (5% organic growth) and CCH Canadian businesses (6% organic growth). In the software business the ProSystem *fx* Tax, Engagement, Practice, Document, and Outsourcing products contributed to this performance as the unit offered additional solutions to accounting professionals in the form of paperless workflow tools. Sales of the Accounting Research Manager and the integrated online libraries drove growth in the publishing business. The Small Firm Services group, acquired in the second half of 2006, performed well, reflecting increased new software and training sales. CCH Canadian continued to deliver a strong performance, driven in part by its CCH Accountants' Suite. In Australia, sales of accounting and audit products that leverage the U.S. ProSystem software line gained in the market, offset by the softness experienced in the core publishing and legal workflow solutions product lines. Sales continued to be strong in China and India.

Wolters Kluwer Law & Business delivered solid growth driven by performance of the U.S. business. Retention rate improvements in the Legal Professional sector and a strong fall semester selling season in the Legal Education group contributed to these favorable results. Additionally, new sales of Kluwer Law International products continued to bolster results in the field of English-language international legal publishing. Wolters

[11] TAL's third-quarter 2006 figures have been restated to reflect the transfer of the operations in the United Kingdom to the TAL division from the LTRE division.

Kluwer U.K., which was transferred to Law & Business at the beginning of 2007, contributed to results in the quarter, led by new product offerings in the tax and accounting product line and improved sales activity in the Croner Human Resources and Health and Safety portfolio.

In October, the Tax and Accounting unit signed an agreement, subject to customary closing conditions, to acquire TeamMate™, a leading integrated audit productivity software suite serving corporate internal audit departments and government agencies in 96 countries.

Year-to-date revenues of €653 million grew 14% in constant currencies compared to the same period of 2006. Organic growth was 3%. In addition to the results of the third quarter, solid first-half results of the core Tax and Accounting business and CCH Canadian contributed to these favorable results. Year-to-date ordinary EBITA of €156 million grew 41% in constant currencies. The ordinary EBITA margin grew to 24% from 20% in the same period of the prior year.

Legal, Tax & Regulatory Europe (LTRE)[12]
(All amounts are in millions of euros unless otherwise indicated)

Third quarter					Nine months ended September 30			
2007	2006	Change %	Change constant currency %		2007	2006	Change %	Change constant currency %
268	256	5	5	Revenues	872	835	4	4
34	27	28		Operating profit	126	98	29	
40	34	18	17	Ordinary EBITA	148	121	23	22
15	13			Ordinary EBITA margin (%)	17	14		
9	5			Capital expenditure on fixed assets (CAPEX)	26	17		
				Ultimo FTEs	6,372	6,293	1	

Division focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, LTRE has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

Legal, Tax & Regulatory Europe's third-quarter 2007 revenues of €268 million grew 5% in constant currencies compared to the same period of 2006. Organic growth was 6% driven by continued strong growth of electronic solutions, software, and services. Electronic products grew by double digits in the quarter and now account for over 40% of the division's revenue. Strong underlying performance was registered across the division, led by Italy, Spain, and the Netherlands. Third-quarter ordinary EBITA of €40 million grew 17% in constant currencies. The ordinary EBITA margin increased to 15% from 13% in the same period of the prior year due to the strong improvements from revenue growth and structural cost savings initiatives.

[12] LTRE's third-quarter 2006 figures have been restated to reflect the transfer of the operations in the United Kingdom from the LTRE division to the TAL division.

Across the division, revenue growth was supported by improved retention levels, substantial growth in online and software revenues, and new products. Italy and Spain delivered strong results across all product lines, including continued good customer demand for integrated workflow solutions such as *BPoint*, *Suite la Legge*, and *Centric* solutions in Italy and *Portal del Aseorand* in Spain. In the Netherlands, growth was enhanced by the central government online contract to provide content and by large customer sales of Navigator and other online offerings. France continued the successful introduction of new electronic portals, including the launch earlier in the year of the new Pharma and HR portals. Belgium also continued to deliver good organic growth, driven in part by the positive impact of new legislation.

Year-to-date revenues of €872 million grew 4% in constant currencies compared to the same period of 2006. Organic growth was also 4%. This strong organic growth performance, particularly for online and software products, is expected to continue through the balance of the year. Year-to-date ordinary EBITA of €148 million grew 22% in constant currencies. The ordinary EBITA margin grew to 17% from 14% in the same period of the prior year. Strong improvements in operating margins were delivered across Europe through revenue growth and the positive impact of operating effectiveness initiatives.

Full-year 2007 outlook for organic revenue growth for the division is 4-5%.

Corporate
(All amounts are in millions of euros unless otherwise indicated)

Third quarter				Nine months ended September 30		
2007	2006	Change %		2007	2006	Change %
(9)	(8)	13	Operating profit	(27)	(25)	10
(8)	(8)	12	Ordinary EBITA	(26)	(24)	11
0	0		Capital expenditure on fixed assets (CAPEX)	0	1	
			Ultimo FTEs	90	96	(6)

Corporate developments

Share buy-back
On June 18, 2007, Wolters Kluwer began its share buy-back program announced March 26, 2007. In connection with the divestment of the Education division, Wolters Kluwer announced its intention to return approximately €475 million of the net proceeds from the sale of the Education division to shareholders through this program. The share buy-back will end on December 31, 2007, unless prior to such date the aggregate value of shares acquired exceeds the €475 million; or if ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or in the event of a corporate transaction regarding Wolters Kluwer. The total number of shares repurchased under this program as of November 2, 2007 was 21,141,813 ordinary shares for a total consideration of €459.4 million.

The company will execute a further share buy-back program to return approximately €175 million to shareholders. This share buy-back program is in addition to the current program to purchase €475 million of Wolters Kluwer shares. Given the share buy-back value of €175 million, the approximate number of ordinary shares to be repurchased under this share buy-back program is approximately 8 million shares, calculated on the basis of the closing share price of November 6, 2007. The share buy-back commences after the completion of the existing €475 million program and ends on April 21, 2008, unless prior to such date the aggregate value of shares acquired would exceed the €175 million, or ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or in the event of a corporate transaction regarding Wolters Kluwer.

Calendar

2007 Full-year Results	February 27, 2008
Publication of 2007 Annual Report	March 20, 2008
Annual General Meeting of Shareholders, Amsterdam	April 22, 2008
2008 First-quarter Results	May 7, 2008
2008 Half-year Results	July 30, 2008
2008 Third-quarter Results	November 5, 2008

Full overview available at www.wolterskluwer.com.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, and legal and regulatory sectors. Wolters Kluwer had 2006 annual revenues of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Kevin Entricken
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com

Presentation by Senior Management on November 7, 2007
Investor/Analyst Conference Call Meeting: 1:00 PM CET
Details on dial-in are available on the corporate website www.wolterskluwer.com

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report is unaudited. The interim financial information that was presented for 2006 has been restated to reflect the presentation of the Education division as discontinued operations and the transfer of the operations in the United Kingdom from the LTRE division to the TAL division.

Condensed consolidated income statement

(All amounts are in millions of euros unless otherwise indicated)

Third quarter			Nine months ended September 30	
2007	2006		2007	2006
799	786	**Revenues**	2,476	2,431
297	296	Cost of sales	907	903
502	490	Gross profit	1,569	1,528
144	142	Sales costs	456	460
		General and administrative costs		
205	218	▪ General & administrative operating expenses	656	687
30	30	▪ Amortization of publishing rights and impairments	92	85
379	390	Total operating expenses	1,204	1,232
123	100	**Operating profit**	365	296
0	1	Income from investments	0	4
5	10	Finance income	18	26
(27)	(37)	Finance costs	(95)	(101)
(1)	0	Results on disposals	11	7
5	0	Share of profit of associates	4	0
105	74	Profit before tax	303	232
(23)	(13)	Income tax expense	(67)	(48)
82	61	**Profit for the period from continuing operations**	236	184
0	37	Discontinued operations	588	45
82	98	**Total profit for the period**	824	229
		Attributable to		
81	98	▪ Equity holders of the parent	823	229
1	0	▪ Minority interests	1	0
82	98	Profit for the period	824	229
0.27	0.20	Basic EPS from continuing operations (€)	0.77	0.60
0.27	0.20	Diluted EPS from continuing operations(€)	0.76	0.60
0.27	0.32	Basic EPS (€)	2.70	0.75
0.27	0.31	Diluted EPS (€)	2.66	0.73

Condensed consolidated balance sheet

(All amounts are in millions of euros unless otherwise indicated)

	September 30, 2007		December 31, 2006		September 30, 2006	
Intangible assets	3,756		3,933		3,778	
Property, plant and equipment	145		163		164	
Investments in associates	12		18		19	
Financial assets	36		113		102	
Deferred tax assets	51		56		23	
Non-current assets of discontinued operations	-		105		105	
Total non-current assets		4,000		4,388		4,191
Inventories	80		72		76	
Trade and other receivables	812		940		731	
Income tax receivable	44		18		3	
Cash and cash equivalents	132		138		112	
Current assets of discontinued operations	-		97		139	
Total current assets	1,068		1,265		1,061	
Deferred income	848		975		821	
Trade and other payables	269		349		316	
Income tax payable	39		25		30	
Short-term provisions	10		21		19	
Borrowings and bank overdrafts	812		943		975	
Other current liabilities	362		437		297	
Current liabilities of discontinued operations	-		84		85	
Total current liabilities	2,340		2,834		2,543	
Working capital		(1,272)		(1,569)		(1,482)
Capital employed		**2,728**		**2,819**		**2,709**
Long-term debt		1,002		1,232		1,237
Deferred tax liabilities		171		185		137
Employee benefits		128		183		163
Provisions		6		10		8
Non-current liabilities of discontinued operations		-		13		14
Total non-current liabilities		1,307		1,623		1,559
Equity attributable to equity holders of the parent		1,419		1,194		1,149
Minority interests		2		2		1
Total equity		1,421		1,196		1,150
Total financing		**2,728**		**2,819**		**2,709**

Condensed consolidated cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2007	Third quarter 2006		Nine months ended September 30 2007	Nine months ended September 30 2006
		Cash flows from operating activities		
123	100	Operating profit	365	296
49	49	Amortization and depreciation	150	145
(35)	(17)	Autonomous movements in working capital	(86)	(63)
137	132	**Cash flow from operations**	429	378
(16)	(20)	Paid financing costs	(102)	(87)
(23)	(16)	Paid corporate income tax	(66)	7
(2)	(5)	Appropriation of restructuring provisions	(12)	(24)
5	4	Share-based payments	14	13
(6)	(6)	Other	(7)	(6)
95	89	**Net cash from operating activities**	256	281
		Cash flows from investing activities		
(29)	(18)	Net capital expenditure	(79)	(56)
(45)	(151)	Acquisition spending	(97)	(584)
0	1	Receipts from disposal of activities	83	3
10	7	Dividends received	17	7
-	104	Cash from derivatives	4	105
(64)	(57)	**Net cash from/(used for) investing activities**	(72)	(525)
		Cash flows from financing activities		
-	-	Exercise share options	2	3
(3)	(216)	Redemption loans	(722)	(222)
333	107	New loans	333	251
10	(6)	Movements in bank overdrafts	26	(11)
-	-	Dividend payments	(111)	(80)
(338)	-	Repurchased shares	(382)	(19)
2	(115)	**Net cash from/(used for) financing activities**	(854)	(78)
33	(83)	**Net cash from/(used for) continuing operations**	(670)	(322)
		Cash flows from discontinued operations		
-	83	Net cash from/(used for) operating activities	0	10
-	(1)	Net cash from/(used for) investing activities	665	(3)
-	0	Net cash from/(used for) financing activities	0	0
-	82	**Net cash flow from discontinued operations**	665	7
33	(1)	**Net cash from/(used for) continuing and discontinued operations**	(5)	(315)
100	114	Cash and cash equivalents at beginning of period	138	428
(1)	(1)	Exchange differences on cash and cash equivalents	(1)	(1)
99	113		137	427
132	**112**	**Cash and cash equivalents as at September 30**	**132**	**112**

Condensed consolidated statement of recognized income and expense

(All amounts are in millions of euros unless otherwise indicated)

	Nine months ended September 30	
	2007	2006
Total profit for the period	824	229
Exchange differences on translating foreign operations	(135)	(161)
Gains/(losses) on hedges of net investments in foreign operations	23	21
Gains/(losses) on cash flow hedges	(1)	(2)
Actuarial gains/(losses) on defined benefit plans	1	68
Tax on items taken directly to or transferred from equity	(3)	(21)
Net income recognized directly in equity	(115)	(95)
Total recognized income and expense for the period	709	134
Attributable to		
▪ Equity holders of the parent	708	134
▪ Minority interest	1	0
	709	134

Condensed statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2007			2006
	Shareholders' equity	Minority interest	Total equity	Total equity
Balance at January 1	1,194	2	1,196	1,099
Total recognized income and expense for the period	708	1	709	134
Cash dividend	(111)		(111)	(80)
Share-based payments	14		14	13
Exercise of share options	2		2	3
Repurchased shares	(388)		(388)	(19)
Other movements in minority interest		(1)	(1)	
Position at September 30	**1,419**	**2**	**1,421**	**1,150**

Selected Explanatory Notes

Statement of compliance

These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group at and for the year ended December 31, 2006.

Accounting policies

The consolidated financial information has been prepared in accordance with IFRS and its interpretations, including International Accounting Standards (IAS) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2006 Annual Report.

Discontinued operations

On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division. IFRS 5 requires companies to report the financial information of discontinued operations separately from continuing operations. Consequently, the financial information of the Education division for 2007 has been presented separately under the caption "discontinued operations." The financial information for 2006 has been restated accordingly.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements at and for the year ended December 31, 2006.

Special items contained in the interim financial report

Seasonality

Some of our businesses are impacted by seasonal purchasing patterns. Revenues of Wolters Kluwer's tax and regulatory businesses are strongest in the fourth and first quarters, in line with statutory (tax) filing requirements. The Health business also has strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professional markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

Acquisitions and disposals

Acquisitions

Total net acquisition spending in the first nine months of 2007 was €97 million, including payments for acquisitions made in previous years. Significant acquisitions are listed below, additional acquisition spend includes smaller acquisitions and earn out payments for acquisitions completed prior to January 1, 2007.

In the first nine months of 2007, the following acquisition was completed:

<u>AppOne (Baton Rouge, Louisiana, USA)</u>

On August 23, 2007, Wolters Kluwer announced the acquisition of the shares of AppOne Companies Inc. (AppOne), a leading provider of technology and risk mitigation services to independent automobile dealers and lenders throughout the continental United States. AppOne has 41 employees and annual revenues of approximately $13 million, and will become part of Corporate & Financial Services.

The acquisitions had the following effect on the Group's assets and liabilities:

(All amounts are in millions of euros)

	2007			2006
	Pre-acquisition carrying amount	Fair value adjustments	Recognized values on acquisition	Recognized values on acquisition
Non-current assets	5	8	13	244
Current assets	18		18	37
Current liabilities	(9)		(9)	(43)
Non-current liabilities	0		0	(2)
Provisions	0		0	(1)
Deferred tax	0	(2)	(2)	(58)
Minority interests	-			-
Net identifiable assets and liabilities	**14**	**6**	**20**	**177**
Goodwill/other intangibles on acquisition			68	461
Total consideration as at September 30			**88**	**638**
Cash acquired			(3)	(6)
Changes of acquisition payables			12	(48)
Acquisition spending as at September 30			**97**	**584**

The fair values of the acquirees' identifiable assets and liabilities for some of the acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation within 12 months from the acquisition date.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross-selling or cost efficiencies such as sharing of infrastructure.

Closing of the following main acquisition was pending as of 30 September 2007:

International Centre for Financial and Economic Development (MCFR) (Moscow, Russia)
On August 1, 2007, Wolters Kluwer announced that an agreement had been reached on the acquisition of a majority participation of 55% of shares in the International Centre for Financial and Economic Development (ICFED also know as MCFR in the Russian language) subject to customary closing conditions. MCFR is a leading Moscow-based professional publisher specializing in information services for human resources, tax, and accounting professionals. The regulatory approval process is progressing. The closing of the transaction is anticipated in the fourth quarter.

Disposals

On March 6, 2007, Wolters Kluwer announced the sale of its 25.9% participation in Sdu Uitgevers bv, the Hague, the Netherlands. Sale price for the transfer of ownership was €85 million, which includes a settlement for the dividend for the year 2006 of €6 million.

On April 12, 2007, Wolters Kluwer announced the sale of Uitgeverij Nassau bv. Nassau was part of the LTRE division, has annual revenues of approximately €11 million and 70 employees.

Discontinued operations, disposal of the Education division

On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division for a total consideration of €774 million. A gain of €595 million was recorded on the sale. Net proceeds amounted to €665 million.

Profit for the period from discontinued operations
(all amounts are in millions of euros)

	September 30, 2007
Post-tax loss of discontinued operations	(7)
Post-tax gain on the disposal of the Education division	595
Profit for the period	588

Post-tax gain/(loss) of discontinued operations

	January 1 - June 15, 2007	January 1 - September 30, 2006
Revenues	80	259
Expenses	(90)	(195)
Profit/(loss) before taxation	(10)	64
Income tax	3	(19)
Profit/(loss) for the period	(7)	45

Post-tax gain on the disposal of the Education division:

	September 30, 2007
Gain before tax on the disposal	599
Income tax	(4)
Profit for the period	595

The sale of the shares of the Education businesses is almost fully tax exempt, mainly due to the application of the participation exemption.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid

In the first nine months of 2007, no issuances or repurchases of debt securities occurred. In June 2007 subordinated bonds 1997-2007 were repaid for an amount of €227 million.

No issuances of equity instruments other than 3,147,856 shares for stock dividend occurred. The annual cash dividend of €111 million was paid in May.

On June 18, 2007, Wolters Kluwer began its previously announced share buy-back program. By September 30, 2007, the company repurchased 17,797,159 ordinary shares under this program, for a total consideration of €388 million (cash out-flow €382 million).

Under the 2007-09 Long-Term Incentive Plan (LTIP), 1,245,940 shares were conditionally awarded to the Executive Board and other senior managers of the company in the first nine months of 2007 (7,000 in the third quarter). 7,400 shares were forfeited in the first nine months of 2007. Related to LTIPs 2005-07 and 2006-08, 221,300 shares were forfeited in the first nine months of 2007 (none in the third quarter).

The expenses of the LTIPs have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period.

Under LTIP 2004-06, Wolters Kluwer reached the fourth position in the Total Shareholder Return ranking of its peer group of 16 companies. As a result, in the first quarter of 2007 the company released 125% of the conditional number of shares awarded in 2004 to the Executive Board and other senior managers of the company, which equals a total number of 1,461,875 shares. The company issued 461,875 new shares and released 1 million treasury shares.

In the first nine months of 2007, 1,511,750 share options were withdrawn (2,000 in the third quarter) and 188,500 share options were exercised (7,500 in the third quarter), for a total value of €2 million that was received by the company.

Events after balance sheet date

TeamMate (Tampa, Florida, USA)
On October 17, 2007, Wolters Kluwer signed an agreement to acquire TeamMate, the leading integrated audit productivity software suite serving corporate internal audit departments and government agencies in 96 countries, from PricewaterhouseCoopers LLP. TeamMate will become part of Tax and Accounting. Closing of the transaction is anticipated in the fourth quarter.

Other information

Reconciliation of benchmark figures (from continuing operations)
(All amounts are in millions of euros unless otherwise indicated)

Reconciliation between operating profit, EBITA, and ordinary EBITA

Third quarter			Nine months ended September 30	
2007	2006		2007	2006
123	100	Operating profit	365	296
30	30	Amortization of intangible fixed assets	92	85
153	130	EBITA	457	381
-	-	Exceptional restructuring expense	-	-
153	130	Ordinary EBITA	457	381

Reconciliation between profit for the period and ordinary net income

Third quarter			Nine months ended September 30	
2007	2006		2007	2006
81	61	Profit for the period attributable to the equity holders of the parent (A)	235	184
30	30	Amortization of intangible fixed assets	92	85
(12)	(12)	Tax on amortization	(35)	(32)
1	-	Results on disposals (after taxation)	(11)	(5)
-	-	Exceptional restructuring expense (after taxation)	-	-
100	79	Ordinary net income(B)	281	232

Reconciliation between cash flow from operating activities and free cash flow

Third quarter			*Nine months ended* September 30	
2007	2006		2007	2006
95	89	Net cash from operating activities	256	281
(29)	(18)	Net capital expenditure	(79)	(56)
10	7	Dividends received	17	7
76	78	Free cash flow (C)	194	232

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Third quarter			Nine months ended September 30	
2007	2006		2007	2006
137	132	Cash flow from operations	429	378
(29)	(18)	Net capital expenditure	(79)	(56)
153	130	Ordinary EBITA	457	381
0.71	0.88	CAR (Cash flow from operations minus net capital expenditure divided by ordinary EBITA)	0.77	0.85

Wolters Kluwer

Earnings per share (EPS) calculations (in euros unless otherwise indicated)

Third quarter 2007	Third quarter 2006		Nine months ended September 30 2007	Nine months ended September 30 2006
300.0	308.7	Weighted average number of shares (D)	305.0	306.6
304.1	323.9	Diluted weighted average number of shares (E)	309.3	321.9
0	2	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	0	7
0.33	0.26	Ordinary EPS (B/D)	0.92	0.76
0.33	0.25	Ordinary diluted EPS (minimum of ordinary EPS and [(B+F)/E]	0.91	0.74
0.36	0.25	Ordinary diluted EPS in constant currencies	0.96	0.72
0.27	0.20	Basic EPS from continuing operations (A/D)	0.77	0.60
0.27	0.20	Diluted EPS from continuing operations (minimum of EPS and [(A+F)/E]	0.76	0.60
0.26	0.25	Free cash flow per share (C/D)	0.64	0.76
0.25	0.24	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	0.63	0.74

Health

Third quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	201	207	9	0	(15)	(6)
Ordinary EBITA	EUR	40	38	5	0	(3)	2
Revenues	USD	276	265	11	0	0	11
Ordinary EBITA	USD	55	48	7	0	0	7
Ordinary EBITA margin		20	18				

Corporate & Financial Services (CFS)

Third quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	128	130	5	2	(9)	(2)
Ordinary EBITA	EUR	38	32	9	0	(3)	6
Revenues	USD	175	166	6	3	0	9
Ordinary EBITA	USD	52	41	11	0	0	11
Ordinary EBITA margin		30	24				

Tax, Accounting & Legal (TAL)

Third quarter				Change *(in millions)*			
		2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	202	193	7	12	(10)	9
Ordinary EBITA	EUR	43	34	9	3	(3)	9
Revenues	USD	277	246	9	15	7	31
Ordinary EBITA	USD	59	42	11	4	2	17
Ordinary EBITA margin		21	18				

Legal, Tax & Regulatory Europe (LTRE)

Third quarter				Change *(in millions)*		
	2007	*2006*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions						
Revenues EUR	268	256	14	(3)	1	12
Ordinary EBITA EUR	40	34	6	0	0	6
Ordinary EBITA margin	15	13				

END